D90/COMP SEC/RQ
17 March 2004

04010795



**Boots Group PLC**
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
ruth.quesnell@boots-plc.com

Office of International Corporate Finance
Division of Washington
D.C. 20549
USA


SEC MAIL PROCESSING
RECEIVED
MAR 2 2 2004
WASH. D.C. 158 SECTION


SUPPL

Dear Sirs

**Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701**

I enclose for filing certain public information for the period 17th December 2003 - 15th January 2004 relating to Boots Group PLC Company Number 4452715.

**Regulatory press announcements made by Boots Group PLC since January 16, 2003 to March 16, 2004**

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

1. Announcement dated January 16,2004 regarding 3rd Quarter Results.
2. Announcement dated January 20,2004 regarding transaction in own shares.
3. Announcement dated January 21,2004 regarding transaction in own shares.
4. Announcement dated January 22, 2004 regarding director shareholding.
5. Announcement dated January 22,2004 regarding transaction in own shares.
6. Announcement dated January 26, 2004 regarding transaction in own shares.
7. Announcement dated January 27, 2004 regarding transaction in own shares.
8. Announcement dated January 28, 2004 regarding Board appointment.
9. Announcement dated January 28, 2004 regarding transaction in own shares.
10. Announcement dated January 29, 2004 regarding transaction in own shares.
11. Announcement dated January 30, 2004 regarding transaction in own shares.
12. Announcement dated February 2, 2004 regarding transaction in own shares.
13. Announcement dated February 3, 2004 regarding transaction in own shares.
14. Announcement dated February 4, 2004 regarding transaction in own shares.
15. Announcement dated February 6, 2004 regarding notification of interests of directors and connected persons.
16. Announcement dated February 6, 2004 regarding notification of major interests in shares.

dlw 3/25



17. Announcement dated February 9, 2004 regarding notification of directors' interests
18. Announcement dated February 9, 2004 regarding transaction in own shares.
19. Announcement dated February 10, 2004 regarding transaction in own shares.
20. Announcement dated February 11, 2004 regarding transaction in own shares.
21. Announcement dated February 13, 2004 regarding transaction in own shares.
22. Announcement dated February 16, 2004 regarding notification of directors' interests.
23. Announcement dated February 18, 2004 regarding transaction in own shares.
24. Announcement dated February 19, 2004 regarding transaction in own shares.
25. Announcement dated February 20, 2004 regarding notification of interests of directors and connected persons.
26. Announcement dated February 20, 2004 regarding notification of directors' shareholding.
27. Announcement dated February 20, 2004 regarding transaction in own shares.
28. Announcement dated February 24, 2004 regarding transaction in own shares.
29. Announcement dated February 25, 2004 regarding transaction in own shares.
30. Announcement dated February 26, 2004 regarding board changes at the BOC Group.
31. Announcement dated February 27, 2004 regarding transaction in own shares.
32. Announcement dated March 1, 2004 regarding transaction in own shares.
33. Announcement dated March 2, 2004 regarding transaction in own shares.
34. Announcement dated March 3, 2004 regarding transaction in own shares.
35. Announcement dated March 8, 2004 regarding notification of directors' interests.
36. Announcement dated March 8, 2004 regarding transaction in own shares.
37. Announcement dated March 9, 2004 regarding notification of interests of directors and connected persons.
38. Announcement dated March 9, 2004 regarding transaction in own shares.
39. Announcement dated March 10, 2004 regarding transaction in own shares.
40. Announcement dated March 12, 2004 regarding transaction in own shares.
41. Announcement dated March 15, 2004 regarding director shareholding.
42. Announcement dated March 15, 2004 regarding transaction in own shares.
43. Announcement dated March 16, 2004 regarding transaction in own shares.

**Documents filed by Boots Group PLC with the Registrar of Companies from January 16, 2004 to March 16 2004**

44. Two forms 169 in respect of returns by a company purchasing its own shares (filed on 23rd January 2004).
45. Form 288a to appoint Timothy Parker as a non-executive director (filed on 9th March 2004)


Boots

I should be grateful if you would acknowledge receipt by stamping the enclosed copy of this letter and returning it to me in the envelope provided.

Should there be any queries, do not hesitate to contact me.

Yours faithfully

R. Quesnell

Ruth Quesnell
Company Secretarial Assistant



D90/COMP SEC/RQ
17 March 2004

**Boots Group PLC**
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
ruth.quesnell@boots-plc.com

Office of International Corporate Finance
Division of Washington
D.C. 20549
USA

Dear Sirs

## Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 17th December 2003 - 15th January 2004 relating to Boots Group PLC Company Number 4452715.

**Regulatory press announcements made by Boots Group PLC since January 16, 2003 to March 16, 2004**

1. Announcement dated January 16,2004 regarding 3rd Quarter Results.
2. Announcement dated January 20,2004 regarding transaction in own shares.
3. Announcement dated January 21,2004 regarding transaction in own shares.
4. Announcement dated January 22, 2004 regarding director shareholding.
5. Announcement dated January 22,2004 regarding transaction in own shares.
6. Announcement dated January 26, 2004 regarding transaction in own shares.
7. Announcement dated January 27, 2004 regarding transaction in own shares.
8. Announcement dated January 28, 2004 regarding Board appointment.
9. Announcement dated January 28, 2004 regarding transaction in own shares.
10. Announcement dated January 29, 2004 regarding transaction in own shares.
11. Announcement dated January 30, 2004 regarding transaction in own shares.
12. Announcement dated February 2, 2004 regarding transaction in own shares.
13. Announcement dated February 3, 2004 regarding transaction in own shares.
14. Announcement dated February 4, 2004 regarding transaction in own shares.
15. Announcement dated February 6, 2004 regarding notification of interests of directors and connected persons.
16. Announcement dated February 6, 2004 regarding notification of major interests in shares.



17. Announcement dated February 9, 2004 regarding notification of directors' interests
18. Announcement dated February 9, 2004 regarding transaction in own shares.
19. Announcement dated February 10, 2004 regarding transaction in own shares.
20. Announcement dated February 11, 2004 regarding transaction in own shares.
21. Announcement dated February 13, 2004 regarding transaction in own shares.
22. Announcement dated February 16, 2004 regarding notification of directors' interests.
23. Announcement dated February 18, 2004 regarding transaction in own shares.
24. Announcement dated February 19, 2004 regarding transaction in own shares.
25. Announcement dated February 20, 2004 regarding notification of interests of directors and connected persons.
26. Announcement dated February 20, 2004 regarding notification of directors' shareholding.
27. Announcement dated February 20, 2004 regarding transaction in own shares.
28. Announcement dated February 24, 2004 regarding transaction in own shares.
29. Announcement dated February 25, 2004 regarding transaction in own shares.
30. Announcement dated February 26, 2004 regarding board changes at the BOC Group.
31. Announcement dated February 27, 2004 regarding transaction in own shares.
32. Announcement dated March 1, 2004 regarding transaction in own shares.
33. Announcement dated March 2, 2004 regarding transaction in own shares.
34. Announcement dated March 3, 2004 regarding transaction in own shares.
35. Announcement dated March 8, 2004 regarding notification of directors' interests.
36. Announcement dated March 8, 2004 regarding transaction in own shares.
37. Announcement dated March 9, 2004 regarding notification of interests of directors and connected persons.
38. Announcement dated March 9, 2004 regarding transaction in own shares.
39. Announcement dated March 10, 2004 regarding transaction in own shares.
40. Announcement dated March 12, 2004 regarding transaction in own shares.
41. Announcement dated March 15, 2004 regarding director shareholding.
42. Announcement dated March 15, 2004 regarding transaction in own shares.
43. Announcement dated March 16, 2004 regarding transaction in own shares.

**Documents filed by Boots Group PLC with the Registrar of Companies from January 16, 2004 to March 16 2004**

44. Two forms 169 in respect of returns by a company purchasing its own shares (filed on 23rd January 2004).
45. Form 288a to appoint Timothy Parker as a non-executive director (filed on 9th March 2004)



I should be grateful if you would acknowledge receipt by stamping the enclosed copy of this letter and returning it to me in the envelope provided.

Should there be any queries, do not hesitate to contact me.

Yours faithfully

R. Quesnell

Ruth Quesnell
Company Secretarial Assistant





Full Text Announcement



| Company | Boots Group PLC |
|---|---|
| TIDM | BOOT |
| Headline | 3rd Quarter Results |
| Released | 07:00 16 Jan 2004 |
| Number | 3058U |


RECEIVED
MAR 2 2 2004
158
WASH, D.C.

RNS Number:3058U
Boots Group PLC
16 January 2004

News Release

Release Date:16 01 2004

Q3 Trading Statement

Group sales for the third quarter ended 31 December 2003 were up by 5.2% from good growth in Boots The Chemists and continuing strong growth in Boots Healthcare International.

Sales growth (%):

| | Actual | |
|---|---|---|
| Boots Group PLC | 5.2 | |
| | | Like for Like |
| Boots The Chemists | 5.4 | 4.1 |
| Health | 7.0 | 6.4 |
| Beauty & Toiletries | 5.5 | 4.2 |
| Other | 1.6 | -1.4 |
| | | Local Currency |
| Boots Healthcare International | 13.6 | 9.9 |

Chief Executive Officer, Richard Baker said:

"Boots The Chemists has had a good Christmas. Customers responded well to the improvements we have made in our product ranges, value for money and service. Boots Healthcare International has had another good quarter of double digit growth.

The actions we have undertaken over the last few days underline our determination to build a modern, efficient and competitive Boots The Chemists."

Boots The Chemists - A second Christmas of good growth
Christmas trading delivered the sixth consecutive quarter of good growth building on the strong performance in 2002.

Like for Like Sales Growth (%)

| | Q1 | Q2 | Q3 | Q4 |
|---|---|---|---|---|
| 02/03 | 0.8 | 5.7 | 7.5 | 4.1 |
| 03/04 | 4.6 | 2.9 | 4.1 | |

Customer response in the quarter to the focus on choice, value and service was positive. The Christmas range was wider and, based on lessons from last year, included more beauty and fragrance gifts. It was made available in significantly more stores, and the popular 'Mix & Match' offer was broadened. Weekly offers on big ticket items, such as digital cameras and fitness equipment, underpinned customer interest throughout the period.

Emphasis on retailing basics driven by improved execution in store increased sales. Significantly greater flexibility was given to store managers to extend opening hours and recruit staff to replenish shelves and reduce queues. By category, sales in Health were up 7.0%. Strong Dispensing continues to drive growth. In OTC healthcare we regained market leadership in vitamin sales and there was some small contribution from a higher incidence of colds and flu before Christmas. In Beauty & Toiletries, sales were up 5.5% with strong contributions from electrical and Christmas beauty gifts. Cosmetics and fragrances again grew faster than the market due to new product introductions and premium line sales. Sales in Other areas were up 1.6%. Baby category showed robust growth and sales of digital cameras were particularly strong. However, traditional photo developing continues to decline with the market shift to digital.

Gross profit progressed well in the quarter. The gross margin percentage was in line with the guidance given at the interim results in November, down 30 bps year on year. Remaining Christmas stocks were at a similar level to last year and early clearance activity has gone well.

In November we reported that proposed changes to the Government's reimbursement on a limited range of generic medicines would reduce profits. Now finalised, gross profit will fall by £6m in the second half, and by £12-15m in a full year in line with previous estimates.

Boots Healthcare International - Growing market share
Boots Healthcare International sales were up 9.9% in local currency in the third quarter. All three major brands showed strong growth.

Quarter 4 - Accelerated action
At the interim results announcement in November some of the issues and opportunities facing Boots The Chemists were set out. Management also declared its intention to accelerate and expand existing change programmes to make the business more modern, increasingly efficient and more competitive. In Quarter 4 immediate priorities are:

Modern - increase opening hours to meet changing customer shopping patterns

Efficient - reduce overheads and simplify head office structure

Competitive - bring forward further price investment under 'Lower Prices You'll Love'

Extending opening hours in Quarter 4 and next year will enable community chemists to reflect local surgery hours, convenience stores to open when needed, and larger stores to open on increasingly busy Sundays. The anticipated Quarter 4 cost before any sales increase is £4m. The cost in a full year would be £16-20m, before any sales benefit which is expected to grow over time.

Yesterday the Company announced its intention to further restructure its head office with the loss of around 900 jobs to improve speed of decision making and reduce costs. This is part of the 'Getting in Shape' programme previously announced, which is intended to reduce annualised costs by in excess £100m over three years. The major restructuring would reduce layers of management and deliver a simpler business. The costs associated with the head office reorganisation programme, falling in the fourth quarter of 2003/04, will be £30m and were not previously in market forecasts.

The company also announced plans to strengthen the store organisation in all three key areas of pharmacy, sales and operations creating an additional 290 roles over the next year.

Customer response to the 'Lower Prices You'll Love' programme has been positive. Over 1,500 items, representing around 12% of counter sales, are now at significantly lower prices than a year ago and the 170 lower prices introduced in Quarter 3 contributed to that quarter's growth. It is now intended to continue to invest in this area, alongside other elements of the Boots offer, through Quarter 4. The fourth quarter's investment is around £5m at sales and gross profit.

Management remain confident about the current year's trading and expect Group profits for the current financial year to be in line with market expectations apart from the £30m costs that would arise from the head office reorganisation. Having delivered a strong Christmas and set out the initiatives for the fourth quarter, management's focus is now on completing its plans for the coming year. Guidance to the market for the 2004/05 financial year will be given at the appropriate time.

For further information please contact:

Investor Relations
Peter Baguley
Tel: +44 (0) 115 968 7171
Mobile: +44 (0) 7770 440 690

Media
Donal McCabe
Tel: +44 (0) 115 968 7171
Mobile: +44 (0) 7769 690 618

Matthew Dransfield
Tel:+44 (0) 115 968 7171
Mobile: +44 (0) 7973 844 612

Richard Baker, Chief Executive Officer, Howard Dodd, Chief Financial Officer and Peter Baguley, Director of Investor Relations, will host a conference call for analysts at 08.15 BST.

UK dial in number: 0845 245 3471
International dial in number: +44 (0) 1452 542 300

A replay facility will be available for seven days:
UK dial in number: 0845 7000 145
International dial in number: +44 (0) 1452 55 00 00
US dial in number: 1866 247 4222
Access number: 887035#



END







 

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| | |
|---|---|
| **Company** | Boots Group PLC |
| **TIDM** | BOOT |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:08 20 Jan 2004 |
| **Number** | 4534U |

**20th January 2004**

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 20th January 2004, Boots Group PLC acquired 100,000 ordinary shares in the company for cancellation. The price paid was 702.50p per share. This brings the total number of shares purchased during this programme to 67,484,727.

END

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| | |
|---|---|
| **Company** | Boots Group PLC |
| **TIDM** | BOOT |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:15 21 Jan 2004 |
| **Number** | 5050U |

**21st January 2004**

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 21st January 2004, Boots Group PLC acquired 120,000 ordinary shares in the company for cancellation. The price paid was 704.25p per share. This brings the total number of shares purchased during this programme to 67,604,727.

END

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| | |
|---|---|
| **Company** | Boots Group PLC |
| **TIDM** | BOOT |
| **Headline** | Director Shareholding |
| **Released** | 15:49 22 Jan 2004 |
| **Number** | 5435U |

On 21st January 2004, Boots (Quest) Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 13,129 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £5.64. This represents approximately 0.0016% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. R. Baker, Mr. P. Bateman, and Mr. H. Dodd.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 13,129.

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| | |
|---|---|
| **Company** | Boots Group PLC |
| **TIDM** | BOOT |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:09 22 Jan 2004 |
| **Number** | 5532U |

**22nd January 2004**

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 22nd January 2004, Boots Group PLC acquired 120,000 ordinary shares in the company for cancellation. The price paid was 709.03p per share. This brings the total number of shares purchased during this programme to 67,724,727.

END

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| | |
|---|---|
| **Company** | Boots Group PLC |
| **TIDM** | BOOT |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:09 26 Jan 2004 |
| **Number** | 6510U |

**26th January 2004**

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 26th January 2004, Boots Group PLC acquired 150,000 ordinary shares in the company for cancellation. The price paid was 709.45p per share. This brings the total number of shares purchased during this programme to 67,874,727.

END

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| | |
|---|---|
| **Company** | Boots Group PLC |
| **TIDM** | BOOT |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:20 27 Jan 2004 |
| **Number** | 7037U |

**27th January 2004**

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 27th January 2004, Boots Group PLC acquired 250,000 ordinary shares in the company for cancellation. The price paid was 705.33p per share. This brings the total number of shares purchased during this programme to 68,124,727.

END

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| | |
|---|---|
| **Company** | Boots Group PLC |
| **TIDM** | BOOT |
| **Headline** | Board Appointment |
| **Released** | 14:45 28 Jan 2004 |
| **Number** | 7392U |

RNS Number:7392U
Boots Group PLC
28 January 2004

News Release

## Board Appointment

Tim Parker (48) today joins the Board of Boots Group PLC as a non-executive Director.

Tim is currently Chief Executive of Kwik-Fit. He joined Kwik-Fit in 2002 and worked alongside the private equity firm, CVC, to complete a £360m management buy-in of Kwik-Fit. He is also non-executive Director, Legal & General PLC. He was until 2002 Chief Executive of C & J Clark Ltd, the footwear manufacturer and retailer. During his time there he put in place a new management team, carried out a restructuring, overhauled the brand image and increased footwear profits by over 150% over five years. Prior to this he was Chief Executive of Kenwood Appliances PLC.

Sir Nigel Rudd, Chairman of Boots Group PLC said: "We are delighted to welcome Tim. At both C & J Clark and Kenwood, he successfully grew the businesses with an impressive track record of developing sales and profit. His tenure at Clarks has left him with an excellent feel for what it takes, behaviourally as well as strategically to make it on the High Street. There can be no doubt that he will contribute positively to the Board."

ENDS

For further information please contact:

Media
Donal McCabe
Tel: +44 (0) 115 968 7029
Mobile: +44 (0) 7769 690 618

Matthew Dransfield
Tel: +44 (0) 115 968 7284
Mobile: +44 (0) 7973 844 612



END







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| | |
|---|---|
| **Company** | Boots Group PLC |
| **TIDM** | BOOT |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:50 28 Jan 2004 |
| **Number** | 7586U |

**28th January 2004**

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 28th January 2004, Boots Group PLC acquired 250,000 ordinary shares in the company for cancellation. The price paid was 706.50p per share. This brings the total number of shares purchased during this programme to 68,374,727.

END

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| | |
|---|---|
| **Company** | Boots Group PLC |
| **TIDM** | BOOT |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:31 29 Jan 2004 |
| **Number** | 8086U |

**29th January 2004**

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 29th January 2004, Boots Group PLC acquired 100,000 ordinary shares in the company for cancellation. The price paid was 704.40p per share. This brings the total number of shares purchased during this programme to 68,474,727.

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| | |
|---|---|
| **Company** | Boots Group PLC |
| **TIDM** | BOOT |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:51 30 Jan 2004 |
| **Number** | 8615U |

**30th January 2004**

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 30th January 2004, Boots Group PLC acquired 350,000 ordinary shares in the company for cancellation. The price paid was 700.46p per share. This brings the total number of shares purchased during this programme to 68,824,727.

END

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| Company | Boots Group PLC |
|---|---|
| TIDM | BOOT |
| Headline | Transaction in Own Shares |
| Released | 17:16 2 Feb 2004 |
| Number | 9136U |

**2nd February 2004**

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 2nd February 2004, Boots Group PLC acquired 400,000 ordinary shares in the company for cancellation. The price paid was 701.40p per share. This brings the total number of shares purchased during this programme to 69,224,727.

END

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| | |
|---|---|
| **Company** | Boots Group PLC |
| **TIDM** | BOOT |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:16 3 Feb 2004 |
| **Number** | 9772U |

**3rd February 2004**

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 3rd February 2004, Boots Group PLC acquired 90,000 ordinary shares in the company for cancellation. The price paid was 694.00p per share. This brings the total number of shares purchased during this programme to 69,314,727.

END

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| | |
|---|---|
| **Company** | Boots Group PLC |
| **TIDM** | BOOT |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:26 4 Feb 2004 |
| **Number** | 0364V |

**4th February 2004**

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 4th February 2004, Boots Group PLC acquired 365,000 ordinary shares in the company for cancellation. The price paid was 700.64p per share. This brings the total number of shares purchased during this programme to 69,679,727.

END

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| | |
|---|---|
| **Company** | Boots Group PLC |
| **TIDM** | BOOT |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:13 11 Feb 2004 |
| **Number** | 3083V |

**11th February 2004**

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 11th February 2004, Boots Group PLC acquired 250,000 ordinary shares in the company for cancellation. The price paid was 726.45p per share. This brings the total number of shares purchased during this programme to 70,579,727.

END

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| | |
|---|---|
| **Company** | Boots Group PLC |
| **TIDM** | BOOT |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:02 13 Feb 2004 |
| **Number** | 4317V |

**13th February 2004**

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 13th February 2004, Boots Group PLC acquired 250,000 ordinary shares in the company for cancellation. The price paid was 740.03per share. This brings the total number of shares purchased during this programme to 70,829,727.

END

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| | |
|---|---|
| **Company** | Boots Group PLC |
| **TIDM** | BOOT |
| **Headline** | Director Shareholding |
| **Released** | 09:14 6 Feb 2004 |
| **Number** | 0962V |

**SCHEDULE 11**

**NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS**

1. Name of company

Boots Group PLC

2) Name of directors

Paul BATEMAN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

18

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

716p

13) Date of transaction





Full Text Announcement



| | |
|---|---|
| **Company** | Boots Group PLC |
| **TIDM** | BOOT |
| **Headline** | Holding(s) in Company |
| **Released** | 15:44 6 Feb 2004 |
| **Number** | 1321V |

**SCHEDULE 10**

**NOTIFICATION OF MAJOR INTERESTS IN SHARES**

1) Name of company

Boots Group PLC

2) Name of shareholder having a major interest

Legal & General Investment Management Limited

3) Please state whether notification indicates that it is in respect of

holding of the shareholder named in 2 above or in respect of a
non-beneficial interest or in the case of an individual holder if it is
a
holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Limited A/C 914945 299,787

HSBC Global Custody Nominee (UK) Limited A/C 923363 285,329

HSBC Global Custody Nominee (UK) Limited A/C 775237 72,000
HSBC Global Custody Nominee (UK) Limited A/C 886603 3,400,000
HSBC Global Custody Nominee (UK) Limited A/C 775245 3,451,095
HSBC Global Custody Nominee (UK) Limited A/C 130007 139,575
HSBC Global Custody Nominee (UK) Limited A/C 770286 240,000
HSBC Global Custody Nominee (UK) Limited A/C 357206 19,326,336
HSBC Global Custody Nominee (UK) Limited A/C 866203 1,114,757
HSBC Global Custody Nominee (UK) Limited A/C 904332 67,080
HSBC Global Custody Nominee (UK) Limited A/C 916681 41,700

HSBC Global Custody Nominee (UK) Limited A/C 922437 2,080

HSBC Global Custody Nominee (UK) Limited A/C 754612 746,941

HSBC Global Custody Nominee (UK) Limited A/C 361602 23,600

HSBC Global Custody Nominee (UK) Limited A/C 282605 980,000

HSBC Global Custody Nominee (UK) Limited A/C 766793 56,726

HSBC Global Custody Nominee (UK) Limited A/C 824434 19,431

HSBC Global Custody Nominee (UK) Limited A/C 924422 43,508

-----------

31,301,533

5) Number of shares/amount of stock acquired

914,346

6) Percentage of issued class

0.1169

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ordinary shares of 25p

10) Date of transaction

2 February 2004

11) Date company informed

Received 6 February 2004

12) Total holding following this notification

31,301,533

13) Total percentage holding of issued class following this notification

4%

14) Any additional information

15) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

16) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

END









Full Text Announcement





| | |
|---|---|
| **Company** | Boots Group PLC |
| **TIDM** | BOOT |
| **Headline** | Director Shareholding |
| **Released** | 13:51 9 Feb 2004 |
| **Number** | 1745V |

BOOTS GROUP PLC

9th February 2004

NOTIFICATION OF DIRECTORS INTERESTS

As at 9th February 2004, the number of ordinary shares of 25p each in the Company held by Boots Share Plan Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), has decreased by 5,895 as a result of purchases and transfers by participants of rights under the All-Employee Share Scheme 2002. This includes a purchase settled on 22nd January 2004 under the Share Investment Plan of the All-Employee Share Scheme, of 23,957 shares at a price of 715.5p per share. This represents approximately 0.0031% of the current issued ordinary share capital of the Company

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the free shares held by the Trust for the Free Shares Scheme. The directors in question are: Mr R Baker, Mr P Bateman and Mr H Dodd.

As result of the movements referred to above the number of shares held by the Trust has fallen to 3,990,016 representing approximately 0.51% of the current issued ordinary share capital of the Company. The number of shares the directors are deemed to be interested in is 3,519,757.

END




communicate
RNS



Full Text Announcement







| | |
|---|---|
| **Company** | Boots Group PLC |
| **TIDM** | BOOT |
| **Headline** | Transaction in Own Shares |
| **Released** | 18:01 9 Feb 2004 |
| **Number** | 1981V |

**9th February 2004**

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 9th February 2004, Boots Group PLC acquired 250,000 ordinary shares in the company for cancellation. The price paid was 727.75p per share. This brings the total number of shares purchased during this programme to 69,929,727.

END

END








Full Text Announcement





| | |
|---|---|
| **Company** | Boots Group PLC |
| **TIDM** | BOOT |
| **Headline** | Transaction in Own Shares |
| **Released** | 16:56 10 Feb 2004 |
| **Number** | 2466V |

**10th February 2004**

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 10th February 2004, Boots Group PLC acquired 400,000 ordinary shares in the company for cancellation. The price paid was 730.40p per share. This brings the total number of shares purchased during this programme to 70,329,727.

END

END




22nd January 2004

14) Date company informed

5th February 2004 (Notified by Administrators)

15) Total holding following this notification

117,263

16) Total percentage holding of issued class following this notification

0.0149%

**If a director has been granted options by the company please complete the following boxes**

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....6th February 2004............................

**SCHEDULE 11**

**NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS**

1) Name of company

Boots Group PLC

2) Name of directors

Howard DODD

children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

18

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

716p

13) Date of transaction

22nd January 2004

14) Date company informed

5th February 2004 (Notified by Administrators)

15) Total holding following this notification

115,732

16) Total percentage holding of issued class following this notification

0.0147%

**If a director has been granted options by the company please complete the following boxes**

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....6th February 2004............................

END

RNS



ll Text Announcement

Other Announcements from this Company | Send to a Friend

| | |
|---|---|
| **Company** | Boots Group PLC |
| **TIDM** | BOOT |
| **Headline** | Director Shareholding |
| **Released** | 11:21 16 Feb 2004 |
| **Number** | 4506V |

OTS GROUP PLC

February 2004

TIFICATION OF DIRECTORS INTERESTS

at 16th February 2004, the number of ordinary shares of 25p each in the Company held by Boots Share Plan Trustee Limited, a wholly owned subsidiary of Boots up PLC ("the Company"), has decreased by 21,064 as a result of sales by participants of rights under the All-Employee Share Scheme 2002. This represents roximately 0.0027% of the current issued ordinary share capital of the Company

Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary ne Trust, is deemed to have an interest in the free shares held by the Trust for the Free Shares Scheme. The directors in question are: Mr R Baker, Mr P Bateman and H Dodd.

esult of the movements referred to above the number of shares held by the Trust has fallen to 3,968,952 representing approximately 0.51% of the current issued nary share capital of the Company. The number of shares the directors are deemed to be interested in is 3,501,866.

Close





Full Text Announcement



| | |
|---|---|
| **Company** | Boots Group PLC |
| **TIDM** | BOOT |
| **Headline** | Transaction in Own Shares |
| **Released** | 16:58 18 Feb 2004 |
| **Number** | 5850V |

**18th February 2004**

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 18th February 2004, Boots Group PLC acquired 400,000 ordinary shares in the company for cancellation. The price paid was 749.45per share. This brings the total number of shares purchased during this programme to 71,229,727.

END

END




RNS
communicate




Full Text Announcement



| Company | Boots Group PLC |
|---|---|
| TIDM | BOOT |
| Headline | Transaction in Own Shares |
| Released | 16:59 19 Feb 2004 |
| Number | 6344V |

**19th February 2004**

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 19th February 2004, Boots Group PLC acquired 280,000 ordinary shares in the company for cancellation. The price paid was 749.53per share. This brings the total number of shares purchased during this programme to 71,509,727.

END

END







Full Text Announcement

Next ▸ Other Announcements from this Company ▾ Send to a Friend

| | |
|---|---|
| **Company** | Boots Group PLC |
| **TIDM** | BOOT |
| **Headline** | Director Shareholding |
| **Released** | 08:28 20 Feb 2004 |
| **Number** | 6441V |

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Paul BATEMAN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Paul BATEMAN

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Dividend Reinvestment Plan

7) Number of shares/amount of stock acquired

2

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

£7.32676

13) Date of transaction

13th February 2004

14) Date company informed

19th February 2004

15) Total holding following this notification

117,265

16) Total percentage holding of issued class following this notification

0.0149%

**If a director has been granted options by the company please complete the following boxes**

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....19th February 2004............................

END









Full Text Announcement

‹ Back / Next ›





| | |
|---|---|
| **Company** | Boots Group PLC |
| **TIDM** | BOOT |
| **Headline** | Director Shareholding |
| **Released** | 15:43 20 Feb 2004 |
| **Number** | 6726V |

On 20th February 2004, Boots (Quest) Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 18,747 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £5.59. This represents approximately 0.0023% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. R. Baker, Mr. P. Bateman, and Mr. H. Dodd.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 18,747.

END



‹ Back / Next ›







Full Text Announcement







| | |
|---|---|
| **Company** | Boots Group PLC |
| **TIDM** | BOOT |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:12 20 Feb 2004 |
| **Number** | 6806V |

**20th February 2004**

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 20th February 2004, Boots Group PLC acquired 450,000 ordinary shares in the company for cancellation. The price paid was 748.90per share. This brings the total number of shares purchased during this programme to 71,959,727.

END

END




RNS



Full Text Announcement





| | |
|---|---|
| **Company** | Boots Group PLC |
| **TIDM** | BOOT |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:26 24 Feb 2004 |
| **Number** | 7848V |

**24th February 2004**

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 24th February 2004, Boots Group PLC acquired 300,000 ordinary shares in the company for cancellation. The price paid was 743.68 per share. This brings the total number of shares purchased during this programme to 72,259,727.

END

END





Full Text Announcement







| | |
|---|---|
| **Company** | Boots Group PLC |
| **TIDM** | BOOT |
| **Headline** | Transaction in Own Shares |
| **Released** | 16:44 25 Feb 2004 |
| **Number** | 8334V |

**25th February 2004**

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 25th February 2004, Boots Group PLC acquired 425,000 ordinary shares in the company for cancellation. The price paid was 741.30 per share. This brings the total number of shares purchased during this programme to 72,684,727.

END

END



RNS



Full Text Announcement







| | |
|---|---|
| **Company** | BOC Group PLC |
| **TIDM** | BOC |
| **Headline** | Directorate Change |
| **Released** | 10:00 26 Feb 2004 |
| **Number** | PRNUK-2602 |

26 February 2004

Board changes at The BOC Group

Guy Dawson appointed non-executive director. Fabiola Arredondo resigns.

Guy Dawson is appointed a non-executive director of The BOC Group plc with effect from 1 March 2004.

Mr Dawson was until last year chairman of European investment banking at Merrill Lynch. Before joining Merrill Lynch in 1995 he held senior positions in Morgan Grenfell and Deutsche Bank. He is a partner in Tricorn, an independent corporate advisory business that he co-founded in 2003, and he is also a non-executive director of Boots Group Plc.

Fabiola Arredondo, a non-executive director since 2001, resigns with effect from 28 February 2004. Ms Arredondo recently moved to California and has decided not to continue as a non-executive director owing to the additional travel and increased professional demands on her time.

Rob Margetts, chairman of The BOC Group said: 'I am delighted to welcome Guy Dawson to our board with his broad mix of investment banking experience and business skills. I would like to thank Fabiola Arredondo for her contribution to BOC; she has contributed much to our discussions and our decision-making. I wish her well in her future career.'

Contact: Christopher Marsay, Director - Investor Relations

Tel: 01276 477222 (International +44 1276 477222)

END

Company website













Full Text Announcement







| | |
|---|---|
| **Company** | Boots Group PLC |
| **TIDM** | BOOT |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:03 27 Feb 2004 |
| **Number** | 9413V |

**27th February 2004**

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 27th February 2004, Boots Group PLC acquired 100,000 ordinary shares in the company for cancellation. The price paid was 748.26 per share. This brings the total number of shares purchased during this programme to 72,784,727.

END

END







Full Text Announcement







| | |
|---|---|
| **Company** | Boots Group PLC . |
| **TIDM** | BOOT |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:05 1 Mar 2004 |
| **Number** | 9958V |

**1st March 2004**

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 1st March 2004, Boots Group PLC acquired 200,000 ordinary shares in the company for cancellation. The price paid was 745.04 per share. This brings the total number of shares purchased during this programme to 72,984,727.

END

END







Full Text Announcement



| | |
|---|---|
| **Company** | Boots Group PLC |
| **TIDM** | BOOT |
| **Headline** | Transaction in Own Shares |
| **Released** | 18:02 2 Mar 2004 |
| **Number** | 0641W |

**2nd March 2004**

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 2nd March 2004, Boots Group PLC acquired 55,000 ordinary shares in the company for cancellation. The price paid was 746.70 per share. This brings the total number of shares purchased during this programme to 73,039,727.

END

END










| | |
|---|---|
| **Company** | Boots Group PLC |
| ***TIDM*** | BOOT |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:15 3 Mar 2004 |
| ***Number*** | 1142W |

**3rd March 2004**

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 3rd March 2004, Boots Group PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 739.30 per share. This brings the total number of shares purchased during this programme to 73,539,727.

END

END




RNS

xt Announcement

Other Announcements from this Company | Send to a Friend

| | |
|---|---|
| npany | Boots Group PLC |
| TIDM | BOOT |
| adline | Director Shareholding |
| leased | 11:42 8 Mar 2004 |
| umber | 2507W |

GROUP PLC

ch 2004

CATION OF DIRECTORS INTERESTS

th March 2004, the number of ordinary shares of 25p each in the Company held by Boots Share Plan Trustee Limited, a wholly owned subsidiary of Boots Group he Company"), has decreased by 403 as a result of sales by participants of rights under the All-Employee Share Scheme 2002. This represents approximately 5% of the current issued ordinary share capital of the Company

ust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary rust, is deemed to have an interest in the free shares held by the Trust for the Free Shares Scheme. The directors in question are: Mr R Baker, Mr P Bateman and odd.

ult of the movements referred to above the number of shares held by the Trust has fallen to 3,968,549 representing approximately 0.51% of the current issued y share capital of the Company. The number of shares the directors are deemed to be interested in is 3,501,745.







Full Text Announcement





| | |
|---|---|
| **Company** | Boots Group PLC |
| **TIDM** | BOOT |
| **Headline** | Transaction in Own Shares |
| **Released** | 16:51 8 Mar 2004 |
| **Number** | 2828W |

**8th March 2004**

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 8th March 2004, Boots Group PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 734.46 per share. This brings the total number of shares purchased during this programme to 74,039,727.

END

*END*









Full Text Announcement





| | |
|---|---|
| **Company** | Boots Group PLC |
| **TIDM** | BOOT |
| **Headline** | Director Shareholding |
| **Released** | 14:27 9 Mar 2004 |
| **Number** | 3205W |

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Boots Group PLC

2) Name of directors

Paul BATEMAN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

17

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

746p

13) Date of transaction

26th February 2004

14) Date company informed

9th March 2004 (Notified by Administrators)

15) Total holding following this notification

117,282

16) Total percentage holding of issued class following this notification

0.015%

**If a director has been granted options by the company please complete the following boxes**

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....9th March 2004............................

**SCHEDULE 11**

**NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS**

1) Name of company

Boots Group PLC

2) Name of directors

Howard DODD

children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

17

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

746p

13) Date of transaction

26th February 2004

14) Date company informed

9th March 2004 (Notified by Administrators)

15) Total holding following this notification

115,749

16) Total percentage holding of issued class following this notification

0.0148%

**If a director has been granted options by the company please complete the following boxes**

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....9th March 2004............................

END





communicate RNS



Full Text Announcement









| | |
|---|---|
| **Company** | Boots Group PLC |
| **TIDM** | BOOT |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:30 10 Mar 2004 |
| **Number** | 3918W |

**10th March 2004**

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 10th March 2004, Boots Group PLC acquired 215,000 ordinary shares in the company for cancellation. The price paid was 730.60p per share. This brings the total number of shares purchased during this programme to 74,254,727.

END

END



communicate RNS




Full Text Announcement





| | |
|---|---|
| **Company** | Boots Group PLC |
| **TIDM** | BOOT |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:24 12 Mar 2004 |
| **Number** | 5100W |

**12th March 2004**

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 12th March 2004, Boots Group PLC acquired 210,000 ordinary shares in the company for cancellation. The price paid was 727.00p per share. This brings the total number of shares purchased during this programme to 74,464,727.

END

END








Full Text Announcement






| | |
|---|---|
| **Company** | Boots Group PLC |
| **TIDM** | BOOT |
| **Headline** | Director Shareholding |
| **Released** | 10:50 15 Mar 2004 |
| **Number** | 5255W |

On 15th March 2004, Boots (Quest) Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 11,034 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £5.79. This represents approximately 0.0014% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. R. Baker, Mr. P. Bateman, and Mr. H. Dodd.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 11,034.

END










Full Text Announcement





| | |
|---|---|
| **Company** | Boots Group PLC |
| **TIDM** | BOOT |
| **Headline** | Transaction in Own Shares |
| **Released** | 16:47 15 Mar 2004 |
| **Number** | 5585W |

**15th March 2004**

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 15th March 2004, Boots Group PLC acquired 400,000 ordinary shares in the company for cancellation. The price paid was 729.85p per share. This brings the total number of shares purchased during this programme to 74,864,727.

END

END









Full Text Announcement





| | |
|---|---|
| **Company** | Boots Group PLC |
| **TIDM** | BOOT |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:21 16 Mar 2004 |
| **Number** | 6094W |

**16th March 2004**

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 16th March 2004, Boots Group PLC acquired 400,000 ordinary shares in the company for cancellation. The price paid was 724.00p per share. This brings the total number of shares purchased during this programme to 75,264,727.

END

END

Company website






CHFP029

COMPANIES FORM No. 169

# Return by a company purchasing its own shares

# 169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in this space below For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
**(Address overleaf)**

For offical use

Company number
4452715

Name of company

* insert full name of company

* BOOTS GROUP PLC

**Note**
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this informaton

| Class of shares | Ordinary | Ordinary | Ordinary |
|---|---|---|---|
| Number of shares purchased | 100,000 | | |
| Nominal value of each share | 0.25 | | |
| Date(s) on which the shares were delivered to the company | 16/12/03 | | |
| Maximum prices paid § for each share | £6.8358 | | |
| Minimum prices paid § for each share | £6.8358 | | |

| | |
|---|---|
| The aggerate amount paid by the company for the shares to which this return relates was: | £ 684,772.26 |
| Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5 | £ 3,425 |

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed S Fennell Designation ‡ Asst Sec. Date 5/1/04

Presentor's name address and reference (if any) :

SONIA FENNELL
BOOTS GROUP PLC

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

**NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.**

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh



COMPANIES FORM No. 169

# Return by a company purchasing its own shares

# 169







CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

* insert full name of company

To the Registrar of Companies
**(Address overleaf)**

For offical use

Company number: 4452715

Please do not write in the space below. For Inland Revenue use only



Name of company

* BOOTS GROUP PLC

£43950 12/1/04

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company



Shares were purchased by the company under section 162 of the above Act as follows:

| Class of shares | Ordinary | Ordinary | Ordinary |
|---|---|---|---|
| Number of shares purchased | 500,000 | 250,000 | 500,000 |
| Nominal value of each share | 0.25 | 0.25 | 0.25 |
| Date(s) on which the shares were delivered to the company | 10/12/03 | 11/12/03 | 15/12/03 |
| Maximum prices paid § for each share | £7.0474 | £7.0466 | £6.9785 |
| Minimum prices paid § for each share | £7.0474 | £7.0466 | £6.9785 |

§ A private company is not required to give this informaton

| | |
|---|---|
| The aggerate amount paid by the company for the shares to which this return relates was: | £ 8,789,953.54 |
| Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5 | £ 43,950 |

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed S Fennell Designation ‡ Asst Sec Date 5/1/04

Presentor's name address and reference (if any) :

SONIA FENNELL
BOOTS GROUP PLC
NOTTINGHAM

For official Use
General Section

Post room


SECRETARIAT

*Please complete in typescript, or in bold black capitals*

CHFP029

# 288a

## APPOINTMENT of director or secretary

*(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))*

Company Number: 4452715

Company Name in full: Boots Group PLC

**Appointment form**

| | Day | Month | Year |
|---|---|---|---|
| Date of appointment | 28 | 01 | 2004 |
| †Date of Birth | 19 | 06 | 1955 |

Appointment as director: X

as secretary: 

*Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

**NAME**

Notes on completion appear on reverse.

*Style / Title: MR

*Honours etc:

Forename(s): TIMOTHY CHARLES

Surname: PARKER

Previous Forename(s):

Previous Surname(s):

†† Usual residential address: KWIK-FIT GROUP LIMITED, 216 EAST MAIN STREET

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ✓

Post town: BROXBURN

Postcode: EH52 5AS

County / Region: WEST LOTHIAN

Country: SCOTLAND

†Nationality: BRITISH

†Business occupation: DIRECTOR

†Other directorships (additional space overleaf): SEE CONTINUATION PAGE

I consent to act as ** director / ~~secretary~~ of the above named company

**Consent signature** [signature] **Date** 3/2/04

**A director, secretary etc must sign the form below.**

**Signed** [signature] **Date** 20.2.04

(** a ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SONIA FENNELL, BOOTS GROUP PLC, GROUP HEADQUARTERS, NOTTINGHAM, ., NG2 3AA

Tel 0115-968 7094

DX number 712061 DX exchange BEESTON 2

When you have completed and signed the form please send it to the Registrar of Companies at:

Company Number 4452715

† Directors only. † Other directorships

## NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

## Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

ARROWSPEED INVESTMENTS LIMITED

ASSETPRIZE LIMITED

AUTOSPEED TYRES (WESTERN) LIMITED

AVON AND WILTSHIRE PROPERTIES LIMITED

BRITISH FOOTWARE ASSOCIATION (14/07/2003)

BUDGET EXHAUSTS & TYRES LIMITED

BUDGET TYRE PLUS AUTOSERVICE LIMITED

C&J CLARK LIMITED (16/08/2002)

C&J CLARK RECONSTRUCTIONS LIMITED (DISSOLVED) (08/01/2000)

C. & J. CLARK INTERNATIONAL LIMITED (16/08/2002)

C. & J. CLARK TRUSTEE LIMITED (16/08/2002)

CAREX EXHAUST CENTRES LIMITED

CAREX MANUFACTURING LIMITED

CARSCAN LIMITED

CDC GROUP PLC (10/12/2003)

CHAS. R. COLLINS PROPERTY CO. LIMITED

COST U LESS LIMITED

DETAILAGENT LIMITED

DIAL-A-TYRE LIMITED

EBLEY TYRE AND AUTO CENTRES (SOUTH EAST) LIMITED

Company Number 4452715

† Directors only.

† Other directorships

EBLEY TYRE SERVICES LIMITED

EURO EXHAUST CENTRES (SCOTLAND) LIMITED

EXHAUST SPECIALISTS LIMITED

FLINTO LIMITED (14/07/2003)

FTM LIMITED

FTM SYSTEMS LIMITED

FTM TYREFIT LIMITED

HARVEYS TYRES LIMITED

HUMPHRIES TYRE & EXHAUST CENTRES LIMITED

KLEENEZE PLC (24/09/2002)

KWIK-FIT (EASTERN) LIMITED

KWIK-FIT (GB) LIMITED

KWIK-FIT (IS) LEASING LIMITED

KWIK-FIT (NO1) LIMITED

KWIK-FIT 2003 LIMITED

KWIK-FIT DEVELOPMENTS LIMITED

KWIK-FIT EURO LIMITED

KWIK-FIT FINANCE LIMITED

KWIK-FIT FINANCIAL SERVICES LIMITED

KWIK-FIT GROUP LIMITED

## NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

## Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Company Number 4452715

† Directors only. † Other directorships

KWIK-FIT HOLDINGS LIMITED

KWIK-FIT HOMETUNE MOTORING SERVICES LIMITED

KWIK-FIT INSURANCE SERVICES LIMITED

KWIK-FIT PROPERTIES LIMITED

KWIK-FIT TELEMARKETING LIMITED

KWIK-LUBE LIMITED

LEGAL & GENERAL GROUP PLC

MOBILITY TYRES LIMITED

NEXUS UNICALL LIMITED

PIT STOP AUTO SERVICES LIMITED

PRESTON PAINTS LIMITED

SILVER SHIELD SCREENS LIMITED (ADMINISTRATION ORDER)

SIR SPEEDY SILENCER SYSTEMS LIMITED

SPEEDY-FIT EXAUSTS LIMITED

SUPERDRIVE MOTORING CENTRES LIMITED

SWANTON NOVERS ESTATES LIMITED

TFA LIMITED

TOWN AND COUNTRY TYRE SERVICES LIMITED

TPAS (UK) LIMITED

TRAINING FOR ADVANCEMENT LIMITED (01/05/2003)

## NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.

- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

## Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant

- a parent company which wholly owned the company making the return, or

- another wholly owned subsidiary of the same parent company.

Company Number 4452715

† Directors only. † Other directorships

TYRE & EXHAUST WORLD LIMITED

TYRE SALES (BIRMINGHAM) LIMITED

VINMALPO LIMITED

## NOTES

*Show the full forenames, NOT INITIALS. If the director* or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

## Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

**NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.**

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh